WATCHTOWER, INC.
100 Henry Street, Brooklyn, New York 11201 Phone: (718) 624-5000

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

          This Information Statement, which is being mailed on or about May __, 2009 to the holders of record of shares of common stock, $0.0001 par value (the “Common Stock”), of Watchtower, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Menachem M. Schneerson and Shmaya Glick to the Board of Directors of the Company (the “Board”). The appointment of Messrs. Schneerson and Glick as directors of the Company was made in connection with the Purchase and Sale Agreement dated April 30, 2009 (the “Purchase and Sale Agreement”) executed by and among Yisroel Guttfreund, the principal shareholder, President, Chief Executive Officer and Treasurer of the Company and Yechezkel Klohr, a shareholder and Secretary of the Company (together, the “Sellers) and Sholom Drizin (the “Purchaser”). The Purchase and Sale Agreement provided, among other things, for the sale of 8,000,000 shares of common stock of the Company (the “Purchased Shares”) by the Sellers to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price ($50,000). The Purchased Shares represent an aggregate of 64.52% of the issued and outstanding share capital of the Company on a fully-diluted basis. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Purchase and Sale Agreement was signed and closed on April 30, 2009.

          There are no current arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or any other matters.

          Effective as of April 30, 2009, in connection with the closing of the Purchase Transaction, (i) Yisroel Guttfreund, resigned from all of his positions as director and officer of the Company, (ii) Yechezkel Klohr, resigned from his positions as officer of the Company and (iii) the Board of Directors of the Company elected Menachem Schneerson and Shmaya Glick to serve as directors and officers of the Company. Menachem M. Schneerson was elected as President, Chief Executive Officer of the Company, and Shmaya Glick was elected Secretary and Treasurer. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

          The information contained in this Information Statement concerning Menachem M. Schneerson and Shmaya Glick has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to April 30, 2009. The principal executive offices of the Company are currently located at 100 Henry Street, Brooklyn, New York 11201.

GENERAL

          There are currently 12,400,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Purchase and Sale Agreement, the Board consists of three members, Menachem Schneerson, Shmaya Glick and Yechezkel Klohr. Mr. Klohr will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Messrs. Schneerson and Glick shall remain as the directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

          Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of May 1, 2009.

Name	Age	Positions and Offices

Menachem M. Schneerson	52	President, Chief Executive Officer and Director
Shmaya Glick	39	Secretary, Treasurer and Director
Yechezkel Klohr	29	Director
          Menachem M. Schneerson, age 52, is currently a real estate investor and manager and has been involved in real estate investment for the over twenty years. Through Delson Holding, Mr. Schneerson is involved with the management of a portfolio of buildings in New York City.

          Shmaya Glick, age 39, is currently an executive in KTS Development, a company he founded in 2005, where he manages real estate projects, from building rehabilitations and renovations to new developments. He has held management and executive positions in the Construction Management, General Contracting, Real Estate Development and Finance industries for over 12 years.

          Mr. Yechezkel Klohr age 29, has been our Secretary since we were established. Mr. Klohr is currently a freelance technical writer translating product information from English to Hebrew for various importers in Jerusalem, Israel. Yechzkel has operated in this capacity since the summer of 2003. For two years prior to this vocation, Yechezkel served as an advanced tutor for young adults to assist them in improving their skills in the English language. Additionally, Yechezkel is attending Hebrew University and anticipates graduating with a Bachelor s degree in Economics in the spring of 2008.

          The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors’ meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

          To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

          Prior to the appointment of Messrs. Schneerson and Glick, they were not directors of, nor did they hold any position with the Company. Messrs. Schneerson and Glick have consented to serve as directors of the Company. Mr. Schneerson is married to Sholom Drizin’s daughter and Mr. Glick is married to Mr. Drizin’s niece. Neither Messrs. Scheerson nor Glick (i) beneficially own any equity securities, or rights to acquire any equity securities of the Company; (ii) has been involved in any transactions with the Company, nor have had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

          Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances where an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

          The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only three directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

          The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

          No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers. No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table lists, as of May __, 2009, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

          The percentages below are calculated based on 12,400,000 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is 100 Henry Street, Brooklyn, New York 11201.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Sholom Drizin	8,000,000	64.52%
Menachem M. Schneerson	0	0
Shmaya Glick	0	0
Yechezkel Klohr	0	0
All directors and executive officers as a group (3 persons)	0	0
CHANGE IN CONTROL

The statements made in this Information Statement referencing the Purchase and Sale Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Purchase and Sale Agreement was attached as an exhibit to the Schedule 13D filed by Sholom Drizin with the SEC.

On April 30, 2009, the Sellers entered into a Purchase and Sale Agreement which provided, among other things, for the sale of 8,000,000 shares of common stock of the Company to Sholom Drizin for the aggregate purchase price of fifty thousand dollars. The Purchased Shares represent an aggregate of 64.52% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no current arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.